                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the six month period ending November 30, 2001


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Unaudited quarterly financial statements for Softcare EC Inc. for the period ending November 30, 2001 as attached.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoftCare EC Inc.
(Registrant)

                                                     By: /S/ Martyn Armstrong
                                                         -----------------------
                                                         President & CEO

Date: 31 January 2002

                           Interim Consolidated Financial Statements

                           SOFTCARE EC INC.
                           (formerly Softcare EC.com Inc.)
                           (EXPRESSED IN CANADIAN DOLLARS)
                            November 30, 2001 and 2000













                             PREPARED BY MANAGEMENT


SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)
Incorporated under the laws of British Columbia

INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

                                                                       [note 22]
                                                    NOVEMBER 30,       NOVEMBER 30,        MAY 31,
                                                        2001              2000              2001
                                                         $                 $                 $
----------------------------------------------------------------------------------------------------
ASSETS [note 11]
CURRENT
Cash and cash equivalents                               636,470         1,277,853         3,099,800
Accounts receivable, less allowance
for doubtful accounts of $93,608 , $32,649 and
 $93,608, respectively [note 5]                         178,136           216,020           121,594
Short-term investments [note 6]                       1,175,272         3,987,824                 -
Prepaid expenses and other                               34,600            79,489            88,669
Work in progress [note 7]                                     -            42,411                 -
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                  2,024,478         5,603,597         3,310,063
----------------------------------------------------------------------------------------------------
Capital assets [note 8]                                 266,512           218,185           311,323
Goodwill [note 3]                                             -                 -                 -
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                          2,290,990         5,821,782         3,621,386
====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and
accrued liabilities [notes 10 and 18]                   277,677           372,328           275,096
Current portion of
long-term debt [note 11]                                      -            16,750                 -
Current portion of
obligations under capital leases [note 12]               67,500            48,865            88,014
Current portion of subsidiary redeemable
Class A preference shares [note 13]                      30,000            30,000            30,000
Deferred revenue                                         87,283           120,292           112,064
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                               462,460           588,235           505,174
----------------------------------------------------------------------------------------------------
Obligations under capital leases [note 12]               35,900            36,007            62,348
Subsidiary redeemable Class A
preference shares [note 13]                              27,500            57,500            42,500
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                       525,860           681,742           610,022
----------------------------------------------------------------------------------------------------
Commitments and contingencies [note16]

SHAREHOLDERS' EQUITY
Common stock [note 15]                               15,810,538        15,710,538        15,710,538
Special Warrants [note 14]                              120,000                 -           100,000
Additional paid-in capital                              581,555           550,055           550,055
Deferred stock compensation                             (19,250)                -                 -
Unearned Employee Stock
Bonus Plan [note 15]                                   (990,957)       (1,279,975)         (990,957)
Deficit                                             (13,736,756)       (9,840,578)      (12,358,272)
----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                            1,765,130         5,140,040         3,011,364
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            2,290,990         5,821,782         3,621,386
====================================================================================================

SEE ACCOMPANYING NOTES

On behalf of the Board:

/S/ Martyn Armstrong                                 /S/ Wayne Zielke
--------------------                                 ----------------
Martyn Armstrong, Director                           Wayne Zielke, Director


                             PREPARED BY MANAGEMENT


SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

                                                                              [note 22]                         [note 22]
                                                                            THREE MONTHS
                                                         THREE MONTHS ENDED     ENDED      SIX MONTHS ENDED  SIX MONTHS ENDED
                                                            NOVEMBER 30,     NOVEMBER 30,    NOVEMBER 30,      NOVEMBER 30,
                                                                2001            2000             2001              2000
REVENUE                                                          $                $               $                  $
-----------------------------------------------------------------------------------------------------------------------------
Software sales                                                163,059           37,450          175,533           77,916
Consulting services                                            54,537           20,083           91,392           39,340
Training services                                              10,000            1,054           10,000            3,285
Maintenance fees                                               59,900           42,877          105,199           92,164
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                287,496          101,464          382,124          212,705
-----------------------------------------------------------------------------------------------------------------------------
EXPENSES
Salaries and wages                                            441,085          786,614          887,974        1,550,865
Stock based compensation [notes 15 and 22]                     12,250                -           12,250          550,055
Selling expenses                                               23,465           40,069           39,767           60,317
General and administrative expenses [notes 16 and 18]         482,534          702,590          808,365        1,119,821
Depreciation and amortization                                  27,958           34,115           55,470           64,233
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                987,292        1,563,388        1,803,826        3,345,291
-----------------------------------------------------------------------------------------------------------------------------
Operating (loss) for the period                              (699,796)      (1,461,924)      (1,421,702)      (3,132,586)
-----------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest income                                                19,050           82,069           43,218          186,266
Interest expense - long-term                                        -           (6,782)               -          (12,765)
Loss on disposal of subsidiary                                      -          (89,672)               -          (89,672)
-----------------------------------------------------------------------------------------------------------------------------
Total other income (expense)                                   19,050          (14,385)          43,218           83,829
-----------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                          (680,746)      (1,476,309)      (1,378,484)      (3,048,757)
-----------------------------------------------------------------------------------------------------------------------------
Basic and diluted (loss) per share [note 4]                     (0.04)           (0.10)           (0.08)           (0.19)
-----------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

                             PREPARED BY MANAGEMENT


SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIT)
(Expressed in Canadian Dollars)

THREE MONTHS ENDED NOVEMBER 30, 2001


                                                 COMMON STOCK          SPECIAL WARRANTS    ADDITIONAL   DEFERRED
                                                 -------------         -----------------    PAID-IN      STOCK
                                             SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL   COMPENSATION
                                                #           $           #           $          $           $
-------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                       15,356,128  10,452,670   1,495,000   5,087,468          -            -
Shares issued on exercise of Special
  Warrants [note 14]                         1,495,000   5,087,468  (1,495,000) (5,087,468)
Shares issued on exercise of Agents'
  Warrants [note 14]                           138,600     170,400
Deferred stock based compensation [note
  15]                                                                                         550,055
Loss for the three months ended August
  31, 2000
-------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000                    16,989,728  15,710,538           -           -    550,055            -
Loss for the three months ended November
  30, 2000
-------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2000                  16,989,728  15,710,538           -           -    550,055            -
Special Warrants issued in private
  placement [note 14]                                                  138,889     100,000
Loss for the three months ended February
  28, 2001
-------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2001                  16,989,728  15,710,538     138,889     100,000    550,055            -
Deferred stock based compensation [note
  15]                                                                                                       11,308
Adjustment of employee stock bonus plan
  [note 15]                                                                                                (11,308)
Loss for the three months ended May 31,
  2001
-------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                       16,989,728  15,710,538     138,889     100,000    550,055            -
Share Issued on exercise of special
  Warrants[note 14]                            138,889     100,000    (138,889)   (100,000)
Loss for the three months ended August
  31, 2001
-------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2001                    17,128,617  15,810,538           -           -    550,055            -
-------------------------------------------------------------------------------------------------------------------
Special Warrants issued in private                                   1,000,000     120,000
  placement [note 14]
Deferred stock based compensation [note
  15]                                                                                          31,500      (19,250)
Loss for the three months ended November
  30, 2001
-------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2001                  17,128,617  15,810,538   1,000,000     120,000    581,555      (19,250)
-------------------------------------------------------------------------------------------------------------------
                                                                     (continued)

                                                   UNEARNED                     TOTAL
                                                   EMPLOYEE                  SHAREHOLDERS'
                                                     STOCK                     EQUITY
                                                  BONUS PLAN     DEFICIT      (DEFICIT)
                                                       $            $             $
                                                  ---------------------------------------
BALANCE, MAY 31, 2000                             (1,279,975)    (6,791,821)   7,468,342
Shares issued on exercise of Special
  Warrants [note 14]
Shares issued on exercise of Agents'
  Warrants [note 14]                                                             170,400
Deferred stock based compensation [note
  15]                                                                            550,055
Loss for the three months ended August
  31, 2000                                                       (1,572,448)  (1,572,448)
-----------------------------------------         ---------------------------------------
BALANCE, AUGUST 31, 2000                          (1,279,975)    (8,364,269)   6,616,349
Loss for the three months ended November
  30, 2000                                                       (1,476,309)  (1,476,309)
-----------------------------------------         ---------------------------------------
BALANCE, NOVEMBER 30, 2000                        (1,279,975)    (9,840,578)   5,140,040
Special Warrants issued in private
  placement [note 14]                                                            100,000
Loss for the three months ended February
  28, 2001                                                       (1,247,083)  (1,247,083)
-----------------------------------------         ---------------------------------------
BALANCE, FEBRUARY 28, 2001                        (1,279,975)   (11,087,661)   3,992,957
Deferred stock based compensation [note
  15]                                                                             11,308
Adjustment of employee stock bonus plan
  [note 15]                                          289,018                    277,710
Loss for the three months ended May 31,
  2001                                                           (1,270,611)  (1,270,611)
-----------------------------------------         ---------------------------------------
BALANCE, MAY 31, 2001                               (990,957)   (12,358,272)   3,011,364
Share Issued on exercise of special
  Warrants[note 14]
Loss for the three months ended August
  31, 2001                                                         (697,738)    (697,738)
-----------------------------------------         ---------------------------------------
BALANCE, AUGUST 31, 2001                            (990,957)   (13,056,010)   2,313,626
-----------------------------------------         ---------------------------------------
Special Warrants issued in private                                               120,000
  placement [note 14]
Deferred stock based compensation [note
  15]                                                                             12,250
Loss for the three months ended November
  30, 2001                                                         (680,746)    (680,746)
-----------------------------------------         ---------------------------------------
BALANCE, NOVEMBER 30, 2001                          (990,957)   (13,736,756)   1,765,130
-----------------------------------------         ---------------------------------------

See accompanying notes

                             PREPARED BY MANAGEMENT


 SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF
CASH FLOWS
(Expressed in Canadian Dollars)

                                                                                [note 22]                            [note 22]

                                                       THREE MONTHS ENDED  THREE MONTHS ENDED  SIX MONTHS ENDED  SIX MONTHS ENDED
                                                          NOVEMBER 30,        NOVEMBER 30,       NOVEMBER 30,      NOVEMBER 30,
                                                              2001                2000               2001              2000
                                                                $                  $                   $                 $
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                          (680,746)        (1,476,309)        (1,378,484)        (3,048,757)
Items not affecting cash:
   Depreciation and amortization                               27,958             34,115             55,470             63,465
   Stock based compensation                                    12,250                  -             12,250            550,055

   Loss on disposal of sub                                          -             89,672                  -             89,672
Changes in non-cash working capital:
   Accounts receivable                                        (43,380)            78,506            (56,542)           (28,676)
   Prepaid expenses and other                                   7,745             18,269             54,069             73,096
   Work in progress                                                 -              7,607                  -             15,160
   Accounts payable and accrued liabilities                    55,681            115,631              2,582             37,394
   Deferred revenue                                            (8,805)           (22,019)           (24,781)           (37,850)
---------------------------------------------------------------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                          (629,297)        (1,154,528)        (1,335,436)        (2,286,441)
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of capital assets                                     (7,358)           (23,542)           (10,659)           (99,044)
Sale (purchase) of short-term investments                   1,100,983           (991,315)        (1,175,272)          (991,315)
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             1,093,625         (1,014,857)        (1,185,931)        (1,090,359)
---------------------------------------------------------------------------------------------------------------------------------
Redemption of sub redeemable Class A preference shares         (7,500)            (7,500)           (15,000)           (15,000)
Repayment of long-term debt                                         -            (22,359)                 -            (20,100)
Increase in (repayment of) obligations under capital
  leases                                                      (23,534)           (12,352)           (46,963)            22,402
Common stock issued on exercise of Agents Warrants            120,000                  -            120,000            170,400
Release of cash held in escrow                                      -          2,049,779                  -          2,049,779
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                88,966          2,007,568             58,037          2,207,481
---------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                         553,294           (161,817)        (2,463,330)        (1,169,319)
Cash and cash equivalents, beginning of period                 83,176          1,439,670          3,099,800          2,447,172
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      636,470          1,277,853            636,470          1,277,853
---------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Interest paid                                                   5,708              6,782              9,921             12,765
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000


1. NATURE OF OPERATIONS

Softcare EC Inc. ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to Softcare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2. On October 5, 2001, the shareholders approved that the company change its name to Softcare EC Inc. The name change became effective on November 8, 2001.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks.

As at November 30,, the Company had $636,470 (2000 - $1,277,853) in cash and cash equivalents, no cash held in escrow (2000 - $-) and short-term investments of $1,175,272 (2000 - $3,987,824). The Company had working capital of $1,562,018 at November 30, (2000 - $5,015,362). The Company also has the potential to raise future capital through the exercise of Special Warrants and stock options. There is no assurance that the exercise of Special Warrants will occur or that employees will exercise their stock options. The Company believes that existing cash and other working capital will be sufficient to carry out operations for at least the next twelve months.


2.  REVERSE TAKEOVER

On June 18, 1999, The Company completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which The Company issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of SoftCare. At the date of acquisition, The Company was substantially inactive. As a result of the acquisition, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquiror for financial statement purposes. In conjunction with this transaction, SoftCare changed its fiscal year-end from December 31 to May 31 and The Company changed its year-end from March 31 to May 31.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the consolidated balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants. The results of EC.com are included in the consolidated statements of operations from the date of acquisition, June 18, 1999.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000
The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:
                                                            $
--------------------------------------------------------------------

Cash and cash equivalents                                  73,102
Shareholder receivable                                    448,517
Prepaid expenses and other                                242,776
Cash advances to SoftCare                                 500,000
Accounts payable and accrued liabilities                 (104,479)
--------------------------------------------------------------------
Total acquisition cost                                  1,159,916
====================================================================

The reverse takeover was approved by the Vancouver Stock Exchange (now known as the Canadian Venture Exchange) on June 18, 1999.


3.  BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two-year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counselling Internet portal, designed to supercede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counselling industry. The Company controlled the strategic operating, financing and investing activities of FMG since its acquisition.

The Company accounted for the acquisition of FMG on April 10, 2000 using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                              $
-----------------------------------------------------------------------

Cash and cash equivalents                                   6,855
Accounts receivable                                        23,491
Prepaid expenses and other                                  3,292
Capital assets                                             56,017
Bank indebtedness                                         (14,073)
Accounts payable and accrued liabilities                  (98,269)
-----------------------------------------------------------------------
Net (liabilities) acquired                                (22,687)
Goodwill and intangible assets                             43,070
-----------------------------------------------------------------------
Total acquisition cost                                     20,383
=======================================================================

The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 30, 2000 to September 22, 2000.

In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000
Customary closing procedures including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement
- and the - share consideration was not issued. On September 22, 2000, Management with board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of net assets amounting to$89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages, which if proven, may be material. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigourously. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no provision has been recorded in the accompanying consolidated financial statements. If the Company is obliged to settle a claim the resulting loss, if any, will be charged against earnings for the year incurred.


4.  SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements have been expressed in Canadian dollars and in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 20. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare (a Canadian company), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000

SHORT-TERM INVESTMENTS

Short-term investments are typically held to maturity and are carried at amortized cost. Short-term investments consist of investments in term deposits with an original maturity of more than three months.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.


CAPITAL ASSETS

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment                                      30%
Computer software                                                  100%
Office equipment                                                    20%
Office furniture                                                    20%
Display booths                                                      30%
Leasehold improvements                  Lesser of the term of the lease
                                             or the remaining estimated
                                               useful life of the asset

Computer equipment acquired under capital leases is depreciated on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000


IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

REVENUE RECOGNITION

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the three months ended November 30, amounted to approximately $12,659.

INCOME TAXES

The company utilizes the liability method of tax allocation on the consolidated financial statements. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options which are described in note 15. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the Black Scholes fair value method.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan ("Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured using the intrinsic value method and is recorded in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released. Common shares held by the Plan are considered to be issued and outstanding for the purpose of calculating basic and fully diluted income (loss) per share.

STOCK OPTION PLAN

Options granted to non-employees are recorded at their estimated fair value at the date of grant and are recorded as a credit in shareholders' equity. Compensation expense is measured using the Black Scholes fair value method and is recorded in the period when options vest.

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 are deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is 10,000,000. Special Warrants issued to the Employee Stock Bonus Plan of 1,000,000 were not included in the loss per share calculation.

                                                 THREE MONTHS ENDED NOVEMBER 30,
                                                        2001          2000
--------------------------------------------------------------------------------
NUMERATOR
Net (loss) for the period                        $  (680,746)    $ (1,476,309)
DENOMINATOR
Weighted average number of common shares
  outstanding                                     17,015,984       15,897,678
Less: Employee Stock Bonus Plan shares               774,200          782,800
--------------------------------------------------------------------------------
Basic (loss) per common share                          (0.04)           (0.10)
================================================================================

Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, cash held in escrow, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.


5.  CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, cash held in escrow which is held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars [note 19]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

As at November 30, five customers represented 57% (2000 - 40%) of the accounts receivable balance.


6.  SHORT-TERM INVESTMENTS

As at November 30, the company had short-term investments consisting of money market instruments which had a market value of $1,175,272 (2000 - $3,987,824), as determined by quoted market sources.


7.  WORK IN PROGRESS

Included in work in progress were direct labour costs incurred by the Company in connection with an agreement the Company entered into with a customer to provide software and services.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000


8.  CAPITAL ASSETS

AS AT NOVEMBER 30,                                  ACCUMULATED        NET BOOK
                                      COST         DEPRECIATION          VALUE
                                       $                 $                 $
--------------------------------------------------------------------------------
2001
Computer and testing equipment       399,050           287,290          111,760
Computer software                    163,602           147,841           15,761
Office equipment                      35,557            19,543           16,014
Office furniture                     131,510            39,499           92,011
Display booths                        25,063            18,657            6,406
Leasehold improvements                45,356            20,796           24,560
--------------------------------------------------------------------------------
                                     800,138           533,626          266,512
--------------------------------------------------------------------------------
2000
Computer and testing equipment       368,527           243,088          125,439
Computer software                    154,800           112,451           42,349
Office equipment                      22,986            13,817            9,169
Office furniture                      39,079            21,219           17,860
Display booths                        21,755            17,524            4,231
Leasehold improvements                26,023             6,886           19,137
--------------------------------------------------------------------------------
                                     633,170           414,985          218,185
--------------------------------------------------------------------------------

Capital assets include assets acquired under capital lease having a gross book value of $333,165 [2000 - $230,512]and accumulated depreciation of $191,929 [2000 - $145,645].


9.  BANK INDEBTEDNESS

The Company has a revolving line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at November 30,, the Company had no amount outstanding under the line of credit (2000 - $Nil). Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending. The bank's prime lending rate at November 30, was 4.00%


10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at November 30:

                                                                          2001
                                                                           $
--------------------------------------------------------------------------------

Accounts payable                                                        115,107
Accrued professional fees                                                58,800
Accrued vacation                                                        103,770
--------------------------------------------------------------------------------
                                                                        277,677
================================================================================

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000


11.  LONG-TERM DEBT

Long-term debt outstanding at November 30,, is as follows:

                                                                         2001             2000
                                                                          $                 $
--------------------------------------------------------------------------------------------------
Bank loan bearing interest at 7% per annum                                -                 -

Bank loan agreement with Business Development Bank of Canada, bearing interest at bank prime rate plus 4% plus 0.0821% of gross sales and repayable in equal
monthly principal installments of $3,350 through April 2001.              -               16,750

Less: current portion                                                     -              (16,750)
--------------------------------------------------------------------------------------------------
                                                                          -                 -
==================================================================================================

The loan from the Business Development Bank of Canada was collateralized by a general security agreement providing a first security interest in substantially all the Company's assets, personal guarantees from certain of the Company's executives and the assignment of a life insurance policy on the Company's CEO. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.

12.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                           $
-------------------------------------------------------------------------------
2002                                                                    86,795
2003                                                                    33,445
2004                                                                     2,565
-------------------------------------------------------------------------------
                                                                       122,805
Less: amount representing interest                                     (19,405)
-------------------------------------------------------------------------------
Present value of minimum lease payments                                103,400
Less: current portion                                                  (67,500)
-------------------------------------------------------------------------------
Long term obligations under capital leases                              35,900
-------------------------------------------------------------------------------


13.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:
                                                   Subsidiary
                                                redeemable Class A
                                                 preference shares        Amount
                                                          #                 $
--------------------------------------------------------------------------------

Balance, May 31, 2000                                  102,500          102,500
Redemption of shares for cash                           (7,500)          (7,500)
--------------------------------------------------------------------------------
Balance, August 31, 2000                                95,000           95,000
Redemption of shares for cash                          (22,500)         (22,500)
--------------------------------------------------------------------------------
Balance, May 31, 2001                                   72,500           72,500
Redemption of shares for cash                           (7,500)          (7,500)
--------------------------------------------------------------------------------
Balance, August 31, 2001                                65,000           65,000
Redemption of shares for cash                           (7,500)          (7,500)
--------------------------------------------------------------------------------
Balance, November 30, 2001                              57,500           57,500
Less: current portion                                  (30,000)         (30,000)
--------------------------------------------------------------------------------
Subsidiary redeemable Class A preference shares         27,500           27,500
================================================================================

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000
Under an agreement between SoftCare and one of its shareholders, SoftCare agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in SoftCare. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary SoftCare. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of SoftCare that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at November 30, 2001 was 4.00%. The cumulative dividends are recorded as interest expense in the consolidated statements of operations.


14.  SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:


[a] The Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these financial statements, the Special Warrants issued to the shareholders of SoftCare, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

         Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% were released twelve months after completion of the acquisition; 30% were released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares were released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% were released twelve months after completion of the acquisition; 25% were released 18 months after completion of the acquisition; and 25% were released 24 months after completion of the acquisition. The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [ note 15].

[b] On March 29, 2000, the Company issued 1,495,000 Special Warrants for net cash proceeds of $5,087,468 pursuant to a broker-assisted private placement. These cash proceeds were net of costs incurred to effect the private placement totalling $518,782.

         Each Special Warrant was exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder to purchase one common share at an exercise price of $4.25 and was exercisable for one year from the closing date of the financing to March 30, 2001, at which time the Share Purchase Warrants expired.

         Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agents Special Warrants, 25,000 were exercisable for one common share at an exercise price of $ nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agents Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $ nil prior to expiring, with the remainder expiring on March 30, 2001.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000

 [c] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrants will expire. Each common share issued was subject to a hold period and could not be traded until June 22, 2001.

 [d] On November 29, 2001, the Company issued 1,000,000 Special Warrants for gross cash proceeds of $120,000 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.16 and is exercisable, at any time, over one year from the closing date of the financing to November 29, 2002, at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and can not be traded until March 29, 2002.


15.  COMMON STOCK

[a]      AUTHORIZED

100,000,000 [2000 - 100,000,000] Common voting shares without par value.

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value at the time of $1,280,000, were granted to employees. The options were granted to employees in lieu of salaries and were given in exchange for general financing services performed over a five month period ended September 15, 1999. These options were exercised concurrent with the completion of the reverse takeover on June 18, 1999 for nominal cash proceeds of $247. The total excess value of $1,279,753 of common share issued over cash received was prorated over the five month period with $861,533 being recorded as compensation expense for the year ended May 31, 2000.

[b]      STOCK OPTIONS

The following table summarizes stock option transactions:
                                                                        average
                                                                        exercise
                                                        Stock options    price
                                                              #             $
--------------------------------------------------------------------------------
Balance, May 31, 2000                                       990,000        0.40
Options granted to consultant, August 2000                  200,000        1.75
--------------------------------------------------------------------------------
Balance August 31, 2000                                   1,190,000
Options granted to consultant September 2000                 40,000        0.40
--------------------------------------------------------------------------------
Balance November 30, 2000                                 1,230,000
Options granted to employees, February 2001                 100,000        0.40
--------------------------------------------------------------------------------
Balance February 28, 2001                                 1,330,000
Options granted to directors and employees, May 2001        745,339       0.40
--------------------------------------------------------------------------------
Balance, May 31, 2001                                     2,075,339        0.53
Expiry of options granted to consultant                    (40,000)        1.75
--------------------------------------------------------------------------------
Balance, August  31, 2001                                 2,035,339        0.54
Options granted to directors, October 2001                  500,000        0.10
Options granted to consultants, November 2001               275,000        0.35
Expiry of options granted to advisor, November 2001       (200,000)        0.40
--------------------------------------------------------------------------------
Balance, November 30, 2001                                2,610,339        0.43
================================================================================

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000
In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract. On August 27, 2001, 40,000 stock options expired.

In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract.

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan (" the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the CDNX. The plan incorporates the various limitations and restrictions required by the CDNX at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

In March 2001, 100,000 stock options were granted to an advisor at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment. These options expired in November 2001, following termination of employment.

In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment.

On May 24, 2001 the board of directors approved the repricing of 1,130,000 stock options previously granted to certain directors, employees and consultants, from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. Of these stock options, 1,090,000 required and received shareholder approval on October 5, 2001. The shareholder approval reduced the weighted average exercise price for all options to $0.53 [note 23].

In October 2001, 500,000 stock options were granted to directors at an exercise price of $0.10. The options vested on the date of grant. These stock options expire on October 5, 2006, or on the termination or resignation of each directorship. These options vest on the date of grant, are subject to a four month hold period and may not be exercised until February 5, 2002.

In October 2001, 275,000 stock options were granted to consultants at an exercise price of $0.16. The options vested on the date of grant. These stock options expire on October 17, 2006, or on the termination or resignation of each consultancy. These options vest on the date of grant, are subject to a four month hold period and may not be exercised until February 17, 2002.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000
At November 30, 2001, the Company has the following stock options outstanding:

                      OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
----------------------------------------------------------   -------------------
                                        WEIGHTED AVERAGE            OPTIONS
                                            REMAINING             VESTED AND
EXERCISE PRICE          OUTSTANDING     CONTRACTUAL LIFE          EXERCISABLE
       $                     #                YEARS                    #
--------------------------------------------------------------------------------
     0.40                   1,675,339         3.64                 1,144,795
     0.10                     500,000         4.85                   500,000
     0.16                     275,000         4.88                   275,000
     1.75                     160,000         2.07                   160,000
--------------------------------------------------------------------------------
                            2,610,339                              2,079,795

[d]      EMPLOYEE STOCK BONUS PLAN

On April 15, 1999, SoftCare established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in SoftCare for 1,000,000 common shares of The Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2001, the Board of Directors approved the allocation and release of 225,800 shares to employees, under the plan. As at November 30, 2001 all shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the six months then ended. The balance of shares held in the plan as at November 30, 2001 is 774,200 (2000 - 782,800) and of this balance none are allocated for future release.

Compensation expense in the amount of $289,018 was recognized in the statement of operations for the year ended May 31, 2001 in order to record the release of shares. During year ended May 31, 2000, no compensation expenses was recognized as no shares had been released or committed to be released. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At November 30, 2001, the fair value of the unallocated common shares based on quoted market sources was $286,454 (2000 - $587,100).


16.  COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next two years ending May 31 are as follows:

                                                                         $
--------------------------------------------------------------------------------

2002                                                                  127,000
2003                                                                  210,000
--------------------------------------------------------------------------------
                                                                      337,000
================================================================================

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000

Rent expense for the six months ended November 30, 2001 amounted to approximately $133,400.

The Company is involved from time to time in routine litigation incidental to the conduct of it's business. There are currently no material pending legal proceedings to which the Company is a party or to which any of the Company's property is subject.

17.  INCOME TAXES

At May 31, 2001, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $6,237,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                                  NON-CAPITAL
                                                                       LOSSES
                                                                        $
--------------------------------------------------------------------------------

May 31, 2003                                                          328,000
May 31, 2005                                                          829,000
May 31, 2006                                                          412,000
May 31, 2007                                                        1,648,000
May 31, 2008                                                        3,020,000
--------------------------------------------------------------------------------
                                                                    6,237,000
================================================================================

At May 31, 2001, the Company also has non-capital loss carryforwards of approximately $1,988,000 which can be applied to reduce income earned in the United States which expire as follows:
                                                                         $
--------------------------------------------------------------------------------
2019                                                                  777,000
2020                                                                1,211,000
--------------------------------------------------------------------------------
                                                                    1,988,000
================================================================================

The ability of the Company to use the losses which expire prior to 2020 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                        2001$           2000$
--------------------------------------------------------------------------------

Non-capital loss carryforwards                        3,670,000      1,826,000
Share issue costs                                       775,000        775,000
Unused capital cost in excess of net book value         350,000        281,000
Other                                                    40,000         14,000
--------------------------------------------------------------------------------
Total future assets                                   4,835,000      2,896,000
Valuation allowance                                  (4,835,000)    (2,896,000)
--------------------------------------------------------------------------------
Net future assets                                       -              -
================================================================================

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000
The potential income tax benefits relating to the unexpired losses and undeducted expenditures have not been recognized. A reconciliation of the Company's effective income tax rate to the federal statutory rate at May 31 follows:

                                                             2001        2000
                                                                $           $
--------------------------------------------------------------------------------

Tax at statutory rate                                   (2,484,000)  (1,731,000)
Foreign tax rate differentials                             109,000       75,000
Expenses not deductible for tax                            506,000      615,000
Unrecognized future tax asset                            1,939,000    1,145,000
Amortization of share issue costs for tax and accounting               (159,000)
Other                                                      (70,000)      55,000
--------------------------------------------------------------------------------
                                                                -             -
================================================================================


18.  RELATED PARTY TRANSACTIONS
Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the six months ended November 30, 2001, the Company paid $227,360 [2000 - $318,135] for these services which were charged to general and administrative expenses. At November 30, 2001, $58,800 is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.


19.  SEGMENTED INFORMATION

Substantially all of the Company's operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                                                                   Six months
                                                                     ended
                                                                   November 30,
                                                                      2001
                                                                       %
--------------------------------------------------------------------------------

Canada                                                                 79
U.S.                                                                   21
Other                                                                   -
================================================================================

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000


20.     RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP").


[i]      RECENT PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in the Company's fiscal year 2001. The implementation of SAB 101 was adopted in the fourth quarter of the Company's fiscal year 2001.

On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" (FIN No. 44). This statement is effective for certain transactions from December 15, 1998 and is to be applied commencing July 1, 2000. The Company believes its existing stock based compensation policies are in compliance with FIN No. 44 and therefore, the adoption of FIN No. 44 will have no material impact on the Company's financial condition, results of operations or cash flows.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which amended FAS 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities-an amendment to FASB Statement No. 133," which amended FAS 133 with respect to four specific issues. The Company does not expect the adoption of this statement as of June 1, 2001, to have a material effect on the consolidated financial position, results of operation, or cash flows.


21.   CHANGE IN ACCOUNTING PRINCIPLES EARNINGS PER SHARE

Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude shares held by the SESB trust [ note 15] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 4]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 -
$(0.41)] from $(0.33) [2000 - $(0.40)] that would have been reported had the change not been made.

                             PREPARED BY MANAGEMENT

SOFTCARE EC INC.
(formerly Softcare EC.com Inc.)

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

NOVEMBER 30, 2001 AND 2000


22.  COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

Stock based compensation expense reported during the comparative interim period has been restated as a result of a change in accounting estimates reflected in the company's financial statements for the year ended May 31, 2001.


23.  SUBSEQUENT EVENTS

 [a] Effective December 17, 2001, the Company's stock was listed on the NASDAQ Over the Counter Bulletin Board Market (OTCBB).

 [b] On December 18, 2001, 145,000 stock options were granted to employees at an exercise price of $0.35. These options vest on the 15th of the anniversary month for each employee over three years from December 2001. These options expire on December 18, 2006, or on the termination or resignation of employment.

 [c] On January 7, 2002, the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each unit consists of one Common Share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 and is exercisable, at any time, over 24 months from the closing date of the financing to January 7, 2004 at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and can not be traded until May 7, 2002.

 [d] On January 11, 2002, 40,000 stock options were granted to a consultant at an exercise price of $0.41. These options vest on the date of grant, are subject to a four month hold period and may not be exercised until May 11, 2002. These options expire on January 11, 2007.

                             PREPARED BY MANAGEMENT

---------------------------------------------------------------------------------------------------------
ISSUER DETAILS                                                                            DATE OF REPORT
NAME OF ISSUER                                                       FOR QUARTER ENDED       YY/MM/DD
--------------                                                       -----------------       --------
SOFTCARE EC. COM INC.                                                November 30, 2001       02/01/30
---------------------------------------------------------------------------------------------------------
ISSUER ADDRESS
--------------
107-980 West 1st Street
---------------------------------------------------------------------------------------------------------
CITY               PROVINCE      POSTAL CODE               ISSUER FAX NO.              ISSUER TELEPONE NO.
----               --------      -----------               --------------              ------------------
North Vancouver    BC            V7P 3N4                     604-983-8056                604-983-8083
---------------------------------------------------------------------------------------------------------
CONTACT NAME                     CONTACT POSITION                                    CONTACT TELEPHONE NO.
------------                     ----------------                                    ---------------------
WAYNE  ZIELKE                    CHIEF FINANCIAL OFFICER                              604-983-8083
---------------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                                WEB SITE ADDRESS
---------------------                                ----------------

---------------------------------------------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                       PRINT FULL NAME                             DATE SIGNED
--------------------                       ---------------                             -----------
/S/ Martyn Armstrong                       MARTYN ARMSTRONG                          January  30, 2001
---------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                       PRINT FULL NAME                             DATE SIGNED
--------------------                       ---------------                             -----------
/S/ Wayne Zielke                           WAYNE ZIELKE                              January  30, 2001
---------------------------------------------------------------------------------------------------------

SOFTCARE EC.COM, INC.
QUARTERLY REPORT - FORM 51-901F
November 30, 2001
================================================================================

SCHEDULE A:  FINANCIAL INFORMATION

         See attached consolidated financial statements for the three-month period ended November 30, 2001.


SCHEDULE B: SUPPLEMENTARY INFORMATION

         See attached consolidated financial statements for the three-month period ended November 30, 2001.


1.       Selling expenses include:

    Advertising and promotion                              $           16,390
    Entertainment                                                       6,484
    Software resale                                                       591
                                                           -------------------
                                                           $           23,465
                                                           ===================

         General and administrative expenses include:

    Professional fees                                      $          291,669
    Public relations fees                                              42,933
    Office lease                                                       59,476
    Travel and automobile                                              35,620
    Utilities, insurance, supplies and other                           47,130
                                                           -------------------
                                                           $          476,828
                                                           ===================

2.       Related party transactions

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the six months ended November 30, 2001, the Company paid $227,360 [2000 - $318,135] for these services which were charged to general and administrative expenses. At November 30, 2001, $58,800 is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

3.       Summary of securities issued and options granted during the period

         a)       Summary of securities issued during the period under review:

                  See Notes 14 and 15 of the attached consolidated financial statements for the three-month period ended August 31, 2001.

         b)       Summary of options granted during the period under review:

                  See Notes 14 and 15 of the attached consolidated financial statements for the three-month period ended November 30, 2001..


4.       Summary of securities as at the end of the reporting period

         a) Description of the authorized capital and summary of shares issued and outstanding:

                  See Notes 13, 14, and 15 of the attached consolidated financial statements for the three-month period ended November 30, 2001.

         b)       Number and recorded value for shares issued and outstanding:

                  See Notes 13, 14, and 15 of the attached consolidated financial statements for the three-month period ended November 30, 2001.

         c) Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

                  See Notes 13, 14, and 15 of the attached consolidated financial statements for the three-month period ended November 30, 2001.

         d)       Number of shares in escrow or subject to a pooling agreement:

Securities subject to pooling agreements with respect to Special Warrants, which are exercisable into common shares and Share Purchase Warrants, are discussed at
Note 15 to the attached consolidated financial statements for the three month period ended November 30, 2001.


5.       Directors and officers as at January 29, 2002

                  Martyn Armstrong       President & Director
                  Wayne Zielke           Chief Financial Officer & Director
                  Sted Chen              V.P. Engineering
                  Doug Sarkissian        Corporate Secretary
                  Randall Pierson        Director
                  Roy Trivett            Director
                  Michael Sherry         Director


SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of Softcare EC Inc. (formerly Softcare EC.Com Inc.) and its subsidiaries SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.), SCEC Holdings, SCC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. for the three months ended November 30, 2001 and 2000. Softcare EC.Com, Inc. , its wholly owned subsidiary SoftCare Electronic Commerce Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "Softcare". The discussion should be read in conjunction with the financial statements of Softcare and related notes included therein.

OVERVIEW210

Softcare is poised to be a leading business-to-business electronic commerce platform provider. Softcare has a strong history in the provision of software, which enables business to business electronic commerce. The operating company, Softcare EC Solutions Inc. (formerly Softcare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business to business electronic exchange of documents. Softcare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business to business transactions through the use of the internet. As a result the company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and we began selling the Open E|C platform and related services. We currently market both Open E|C and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels. The Open E|C platform along with management's approach of creating strong value propositions for it's target market has recently been well received in the market enabling the company to compete successfully against it's major U.S. competitors.

The Open|EC Product is Softcare's primary product focus. Softcare has developed and continues to develop certain applications to support its Open|EC Platform. While Softcare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

FINANCIAL POSITION

As at November 30, 2001 and 2000 and As at May 31, 2001

The three months ended November 30, 2001 was a positive period in the company's history in terms of developing Open E|C and establishing partnerships and positioning the company's software in the market place. This coupled with the completion of the company's public financing's in the prior fiscal year resulting in the company ending both the three months ended November 30, 2001 and the year ended May 31, 2001, with the company in a very strong cash position.

During the three months ended November 30, 2001, Softcare issued 1,000,000 Special Warrants issued in a October 2001 private placement for net proceeds of $120,000. This financing was conducted as non-broker-assisted private placement. No Agents Warrants or Stock Options were exercised during the three months ended November 30, 2001. Agents Warrants totaling 138,600 were issued during the fiscal year ended May 31, 2001 for proceeds of $170,400. No stock options were exercised during the fiscal year ended May 31, 2001. These activities resulted in total net proceeds to Softcare of $170,400 for the year ended May 31, 2001.

As of November 30, 2001, Softcare had $636,470 in cash and cash equivalents compared with 3,099,800 as of May 31, 2,001. Softcare's working capital at November 30, 2001 was $1,562,016 compared with working capital of $2,804,889 as at May 31, 2,001. Short-term investments at November 30, 2001 were 1,175,272, compared with short-term investments at May 31, 2,001 which were NIL . Capital assets, which represents net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $266,512 at November 30, 2001 compared with $311,323 as at May 31, 2,001. Softcare has a $250,000 revolving credit facility with Scotia Bank, of which none was advanced at the end of November 30, 2001 or at May 31, 2,001.

RESULTS OF OPERATIONS

Softcare generated revenue through software sales, consulting services, training services and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

Three months Ended  November 30, 2001 and 2000

Revenue for the three months ended November 30, 2001 was $287,496, compared with $101,464 for the three months ended November 30,, 2000. The decrease in revenue is primarily due to a change in its sales efforts from Softcare's existing products towards its new Open E|C product which commenced in June 1999.

Softcare has found that the North American Market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which will produce significant transaction volumes, are still at an early stage of development. Softcare's ultimate success depends upon substantial organizations buying and implementing the Open E|C platform and related services. The implementation of the Open E|C platform by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practises and conduct business in new ways. Softcare's ability to attract customers for Open E|C requires a significant amount of consultation and collaboration with the potential customers during the sales. These factors lead to long closing cycles but also result in stable long term relationships which produce recurring revenue streams for the company.

Salaries and wages for the three months ended November 30, 2001 were $441,085 compared with $786,614 for the three months ended November 30, 2000. The decrease represents the effects of a cost cutting program instituted by management in the spring of 2001.

Stock based compensation in the amount of $12,250 for the three months ended November 30, 2001, relates to the estimated fair value of deferred stock compensation and options granted to directors, employees and consultants of Softcare as consideration for services rendered during the three months. For the three months ended November 30, 2000 stock based compensation in the amount of $ Nil relates to the estimated fair value of options granted to directors, employees and consultants of Softcare as consideration for services rendered during those three months.

Selling expenses for the three months ended November 30, 2001 were $23,465 compared with $40,069 for the three months ended November 30, 2000, demonstrating an overall reduction in Softcare's selling expenses. The decrease reflects Softcare's reduced sales efforts for its older Tradelink EDI product set, as it focused on completing the development of its initial Open E|C product set.

General and administrative expenses for the three months ended November 30, 2001 were $482,534 compared with $702,590 for the three months ended November 30, 2000. The decrease in comparison to the same quarter in 2000 was primarily due to the decreased cost of travel, sales consulting services and premises costs which were incurred as a result of the expansion of operations subsequent to the closing of the company's last major financing occurring late in the 2000 fiscal year.

Depreciation and amortization expenses for the three months ended November 30, 2001 were $27,958 compared with $34,115 for the three months ended November 30, 2000. The stability of this expense reflects a slow down in Softcare's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program instituted by management in the spring of 2001.

LIQUIDITY AND CAPITAL RESOURCES

Because Softcare has experienced negative cash flow from operations it has had to rely on debt and equity financing for cash required for operations. Softcare's ability to achieve profitability and positive cash flow from operations has been dependent upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. To date Softcare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of November 30, 2001, Softcare had $636,470 in cash and cash equivalents, this including other current assets brought Softcare's total working capital to $1,562,016. Softcare also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their options. Nevertheless, Softcare believes that existing cash and other working capital will be sufficient to carry out operations at least during the next twelve months. Softcare's ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks.